October 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Crawford United Corporation

Request to Withdraw Registration Statement on Form S-1

File No. 333-259007

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Crawford United Corporation, an Ohio corporation (the "Company"), hereby respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1 (File No. 333-259007) together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on August 23, 2021.

The grounds upon which the Company is making this application for withdrawal are that the Company does not intend to proceed with the planned registered offering of its Class A common shares under the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to Brian E. Powers, President and Chief Executive Officer, Crawford United Corporation, at 10514 Dupont Avenue, Cleveland, Ohio 44108, with a copy to our counsel Kristofer K. Spreen, Calfee, Halter & Griswold LLP, 1405 East Sixth Street, Cleveland, Ohio 44114, email: kspreen@calfee.com.

Please do not hesitate to contact Kristofer K. Spreen at (216) 622-8826 or kspreen@calfee.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

CRAWFORD UNITED CORPORATION

By:    /s/ Brian E. Powers

Name: Brian E. Powers

Title:   President and Chief Executive Officer

cc:	Kristofer K. Spreen

Terrence F. Doyle